Re: OmniLit Acquisition Corp.

Amendment No. 5 to Registration Statement on Form S-4

Filed September 28, 2023

File No. 333-271822

To Whom It May Concern:

On behalf of OmniLit Acquisition Corp., a Delaware corporation (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 3, 2023 regarding the Company’s Amendment No. 5 to Registration Statement on Form S-4 (File No. 333-271822) filed via EDGAR to the Commission on September 28, 2023 (the “Registration Statement”).

The Staff’s comments are repeated below in bold and are followed by the Company’s responses.

Amendment No. 5 to Registration Statement on Form S-4, filed September 28, 2023

Background of the Business Combination, page 98

1. We note your removal of the prior disclosure that “Imperial Capital concluded there were no materially adverse findings from their such diligence.” Please discuss the reason for the removal of such statement and explain why Imperial Capital cannot reach such conclusion.

Response: We respectfully acknowledge the Staff’s comment. The reason for the removal of the statement was because it was a correction of the disclosure. As disclosed on page 105, Special Committee members indicated to OmniLit to provide underwriter Imperial Capital information to review the transaction. As discussed on page 106, during the period February 3 through February 16, 2023, OmniLit provided underwriter Imperial Capital information to review the transaction. Imperial Capital was not asked to reach a conclusion that there were no materially adverse findings as part of their review and therefore, did not provide a conclusion. Therefore, this disclosure was removed.

Please contact Christopher Capuzzi by telephone at 212-596-9000 or via e-mail at Christopher.Capuzzi@ropesgray.com and Al Kapoor via e-mail at akapoor@omnilitac.com.

Very truly yours,

OMNILIT ACQUISITION CORP.

By:	/s/ Al Kapoor
Name:	Al Kapoor
Title:	Chairman and Chief Executive Officer

cc:

Christopher Capuzzi, Partner, Ropes & Gray LLP

Robert O. Nelson II, Chief Financial Officer, OmniLit Acquisition Corp.

Joseph Mohr, Chief Executive Officer, Syntec Optics, Inc.

Christopher Rodi, Partner, Woods Oviatt Gilman LLP